AB 3/29

AB 3/10

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton, D.C.]

12013195

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH., D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 CANAL STREET
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT McMAHON (212)266-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTEBEARD LLC
(Name – *if individual, state last, first, middle name*)

350 5TH AVENUE, 68TH FLOOR	NEW YORK	NEW YORK	10118-0110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, ROBERT McMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

YUAN P. LEE
Notary Public, State of New York
No. 01LE4881661
Qualified in Queens County
Commission Expires December 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abacus International Capital Corp.

Financial Statements and
Supplemental Schedules

December 31, 2011

These financial statements and schedules
should be deemed confidential pursuant to
subparagraph (e)(3) of Rule 17a-5 of the
Securities Exchange Act of 1934

SEC ID No. 8-46418

Abacus International Capital Corp.

Table of Contents
December 31, 2011

ParenteBeard

Independent Auditors' Report

Board of Directors
Abacus International Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the "Company"), a wholly-owned subsidiary of Abacus Federal Savings Bank, as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

New York, New York
February 28, 2012

Abacus International Capital Corp.

Statement of Financial Condition
December 31, 2011

Assets		
Cash and due from banks	$	109,512
Deposits with clearing organization		15,000
Investment securities at fair value		7,353
Receivable from the Parent Company		18,631
Prepaid expenses and other assets		15,092
Total assets	$	165,588
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	6,992
Payable to the Parent Company		25,831
Total liabilities		32,823
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		500
Paid-in capital		1,064,375
Accumulated deficit		(932,110)
Total Stockholder's Equity		132,765
Total Liabilities and Stockholder's Equity	$	165,588

See notes to financial statements

Abacus International Capital Corp.

Statement of Operations
Year Ended December 31, 2011

Revenue		
Commissions	$	23,102
Gain on change in fair value of investment securities		234
Interest and dividends		217
Total revenue		23,553
Expenses		
Compensation and benefits		60,773
Occupancy		91,590
Floor brokerage, exchange and clearance fees		16,080
Communication and data processing		12,079
Insurance		14,093
Professional fees		4,250
Dues and subscriptions		1,845
Quotes		2,018
Other operating		7,343
Total expenses		210,071
Loss before income tax benefit		(186,518)
Income Tax Benefit		(69,944)
Net Loss	$	(116,574)

See notes to financial statements

Abacus International Capital Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2011	$ 500	$ 964,375	$ (815,536)	$ 149,339
Capital Contribution	-	100,000	-	100,000
Net loss	-	-	(116,574)	(116,574)
Balance, December 31, 2011	$ 500	$ 1,064,375	$ (932,110)	$ 132,765

See notes to financial statements

Abacus International Capital Corp.

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (116,574)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred taxes	89
(Increase) decrease in operating assets:	
Receivable from the Parent Company	(1,229)
Fair value of investments	(234)
Prepaid expenses and other assets	780
Increase in operating liabilities:	
Accrued expenses and other liabilities	(23)
Payable to the Parent Company	1,225
Net Cash Used in Operating Activities	(115,966)
Cash Flows from Financing Activities	
Stockholder's contribution	100,000
Net Cash Provided by Financing Activities	100,000
Net Decrease in Cash and Cash Equivalents	(15,966)
Cash and Cash Equivalents, Beginning	125,478
Cash and Cash Equivalents, Ending	$ 109,512

See notes to financial statements

1. Nature of Operations

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

All securities transactions are cleared through Sterne Agee & Leach, Inc. ("Sterne Agee") pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $65,921 at December 31, 2011.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for investment securities, approximate their fair value because of the short maturity of the instruments. Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

Accounting guidance related to accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Currently, the Company has no uncertain tax positions.

Income tax expense (benefit) is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Subsequent Events

Accounting guidance requires the Company to evaluate the events and transactions that occur after the statement of financial condition date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. Entities are required to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the statement of financial condition date including the estimates inherent in the consolidated financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the statement of financial condition date but arose after that date. Entities are also required to disclose the date through which subsequent events have been evaluated. Management has reviewed events occurring through February 28, 2012, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred requiring accrual or disclosure.

3. Fully-Disclosed Clearing Agreement

The Company has a fully-disclosed clearing agreement with Sterne Agee whereby customer accounts are cleared and carried by Sterne Agee. In accordance with that agreement, a deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

4. Income Taxes

The components of the income tax benefit for 2011 were as follows:

Current	$ (70,033)
Deferred	89
	$ (69,944)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 34% to the loss before income tax benefit) for the year ended December 31, 2011 and the reported income tax benefit was as follows:

Federal income tax benefit at statutory tax rates	$ (63,416)
State and local income tax benefit, net of related federal benefit	(6,528)
	$ (69,944)

At December 31, 2011, the Company has a net deferred tax liability amounting to $89, which is related to a change in fair value of investment securities.

5. Related Parties

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $99,750 was allocated to the Company in 2011.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2011, balances relating to such transactions were as follows:

Assets	
Receivable from the Parent Company	$ 18,631
Liabilities	
Payable to the Parent Company	$ 25,831
Operating Expenses	
Communication and data processing	$ 2,160
Occupancy	91,590
Other	6,000
	$ 99,750

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The lease expires in April, 2016. Future minimum lease payments are as follows:

2012	$ 56,250
2013	56,250
2014	56,250
2015	56,250
2016	18,750
	$ 243,750

Rent expense was $55,000 in 2011.

6. Fair Value

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets that are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using		
Description	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Assets:			
Investment securities:			
Corporate equity securities – financial	$ 7,353	$ -	$ -

7. Cash Reserve Computation

The Company is exempt from the provisions of Rule 15c3-3, Customer Protection: Reserves and Custody of Securities, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

8. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $92,939 which was $87,939 in excess of its required net capital of $5,000. The Company's net capital ratio was .35 to 1.

Abacus International Capital Corp.

Computation of Net Capital Pursuant to Rule 15c3-1 **Schedule I**
December 31, 2011

Total stockholder's equity	$	132,765
Deductions and/or charges:		
Net office furniture and equipment and prepaid expenses		14,972
Other nonallowable assets		23,751
		38,723
Net Capital Before Haircuts on Securities		94,042
Haircuts on securities		1,103
Net Capital	$	92,939
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses	$	6,992
Payable to the Parent Company		25,831
Total Aggregate Indebtedness	$	32,823
Aggregate Indebtedness to Net Capital		35.32%
Computation of basic net capital requirement:		
Minimum net capital required - greater of 6.67% of total aggregate indebtedness or $5,000	$	5,000
Net capital		92,939
Excess Net Capital	$	87,939
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	92,939

See accompanying independent auditor's report

Abacus International Capital Corp.

Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Schedule II

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

See accompanying independent auditors' report

ParenteBeard

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker - Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Abacus International Capital Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Abacus International Capital Corp. ("the Company"), a wholly-owned subsidiary of Abacus Federal Savings Bank, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

New York, New York
February 28, 2012